UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: March 2019

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

MOTIF BIO PLC

FORM 6-K

Proposed Equity Fundraise

On March 25, 2019 Motif Bio plc (the “Company”) issued a regulatory news service announcement, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, to announce that, further to speculation and in light of the Company’s previously announced need to raise additional capital in the near term, the Company is in the advanced stages of concluding a proposed placing of new ordinary shares to institutional and other investors (the “Proposed Placing”) in the United Kingdom.

The net proceeds of the Proposed Placing, when taken together with the Company’s existing cash resources are expected to be sufficient to fund the business beyond its Type A meeting with the FDA on 3 May 2019 which will discuss the Complete Response Letter received in respect of the Company’s New Drug Application for iclaprim.

The Company is not making a public offering of securities in the United States. This announcement is for information purposes only and is not and does not constitute an offer to sell, solicitation of an offer to buy, or the sale of, any of the securities described therein in any jurisdiction where it would be unlawful to do so.

The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and such other applicable state securities laws.

The information contained in Exhibit 99.1 is being furnished to the U.S. Securities and Exchange Commission (the “Commission”) and shall not be deemed incorporated by reference into any of the registrant’s registration statements or other filing with the Commission.

Exhibits

Exhibit 99.1	Regulatory news service announcement issued by Motif Bio plc, dated March 25, 2019, entitled “Proposed Equity Fundraise.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

	By:	/s/ Graham Lumsden
Name: Graham Lumsden
Title: Chief Executive Officer

Date: March 25, 2019